UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

TRONOX LIMITED

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

Q9235V101

(CUSIP Number)

Carina Wessels

Exxaro Resources Limited

Roger Dyason Road

Pretoria West 0183

Pretoria, South Africa

+27 12 307 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2012

(Date of Event which Requires Filing of this Statement)

Copy to:

N. Nell Scott

Orrick, Herrington & Sutcliffe (Europe) LLP

107 Cheapside

London EC2V 6DN

England

+44 20 7862 4748

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. Q9235V101

1.	Name of Reporting Person: Exxaro Resources Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds (See instructions): WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-(1)
	8.	Shared Voting Power: -0-(1)
	9.	Sole Dispositive Power: -0-(1)
	10.	Shared Dispositive Power: -0-(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): -0-
14.	Type of Reporting Person (See Instructions): CO

(1)	The Reporting Person does not beneficially own any Class A shares; however, the Reporting Person directly owns 9,950,856 Tronox Limited Class B Ordinary Shares, which represents 100% of the outstanding Class B Ordinary Shares and approximately 38.2% of Tronox Limited’s outstanding voting securities on a fully diluted basis (including the full exercise of all outstanding warrants for the Class A shares).

Item 1. Security and Issuer

This initial statement on Schedule 13D (this “Statement”) relates to the Class A ordinary shares (the “Class A Shares”) of Tronox Limited (“Tronox”), a public company registered under the laws of the State of Western Australia, Australia. The Filing Person owns 100% of Tronox’s Class B ordinary shares (the “Class B Shares”), which are a class of equity securities that are not registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Class B Shares vote together with the Class A Shares on most matters brought before Tronox’s shareholders, other than the election of directors and other matters described in Tronox’s Constitution. For so long as the proportion of outstanding Class B Shares in relation to all of Tronox’s outstanding Class A Shares and Class B Shares taken together remains below 45%, every Class A Share acquired by Exxaro will automatically convert to a Class B Share. Subject to certain exceptions described in Tronox’s Constitution, a Class B Share will automatically convert to a Class A Share when transferred to a person other than Exxaro or an affiliate of Exxaro, and the Class B Shares will automatically convert into Class A Shares if the proportion of outstanding Class B Shares in relation to all of Tronox’s outstanding Class A Shares and Class B Shares taken together falls below 10%. Exxaro has no other conversion rights with respect to the Class B Shares.

Tronox’s principal business address is One Stamford Plaza, 263 Tresser Boulevard, Suite 1100, Stamford, Connecticut 06901.

Item 2. Identity and Background

(a) This Statement is being filed by Exxaro Resources Limited (“Exxaro”), a public company organized under the laws of the Republic of South Africa;

(b) Exxaro’s principal office address is Roger Dyason Road, Pretoria West 0183, South Africa;

(c) Exxaro’s principal business is to serve as the parent company of a diverse mining and resources group headquartered in the Republic of South Africa;

(d) During the last five years, Exxaro has not been convicted in a criminal proceeding; and

(e) During the last five years, Exxaro has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Exxaro was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF EXXARO RESOURCES LIMITED

(a), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each Exxaro executive officer and director.

EXXARO EXECUTIVE OFFICERS

Name	Citizenship	Present Principal Occupation

Sipho Abednego Nkosi	South Africa	Director and Chief Executive Officer

Willem Abraham de Klerk	South Africa	Director and Finance Director

Mxolisi Donald Mbuyisa Mgojo	South Africa	Executive General Manager: Coal

Margaretha Piater	South Africa	Executive General Manager: Human Resources

Peter Ernst Venter	South Africa	Executive General Manager: Business Growth

Mongezi Veti	South Africa	General Manager: Safety and Sustainable Development

Carina Wessels	South Africa	Group Company Secretary

EXXARO DIRECTORS

Name	Citizenship	Present Principal Occupation

Sipho Abednego Nkosi	South Africa	Chief Executive Officer of Exxaro

Willem Abraham de Klerk	South Africa	Finance Director of Exxaro

Christopher Ivan Griffith	South Africa	Chief Executive Officer of Kumba Iron Ore

Jurie Geldenhuys	South Africa	Chairman, Astral Foods Limited

Salukazi Dakile-Hlongwane	South Africa	Deputy Chairperson, Nozala Investments (Pty) Ltd

Ufikile Khumalo	South Africa	Divisional Executive, Industrial Development Corporation of South Africa Ltd

Deenadayalen Konar	South Africa	Non-Executive Director, Exxaro Resources Limited

Zwelibanzi Mntambo	South Africa	Management Consultant, Xalam Performance

Richard Peter Mohring	South Africa	Part-Time Consultant, Mohring Mining Consulting cc

Mahomed Fazel Randera	South Africa	Deputy Chairman, Nehawu Investment Company

Jeff van Rooyen	South Africa	Non-Executive Director, MTN Group Ltd.

Nkululeko Leonard Sowazi	South Africa	Chairman, Tiso Investment Holdings

Dalikhaya Rain Zihlangu	South Africa	Non-Executive Director, Exxaro Resources Limited

(b) The business address of each Exxaro executive officer and director is Roger Dyason Road, Pretoria West 0183, South Africa.

(d) During the last five years, none of the Exxaro executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Exxaro executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 15, 2012, Exxaro acquired 9,950,856 Class B Shares pursuant to a transaction with Tronox Incorporated in which Exxaro contributed its mineral sands operations to Tronox, and Tronox Incorporated merged with a Tronox subsidiary, resulting in Tronox Incorporated’s shareholders receiving 100% of Tronox’s outstanding Class A Shares (the “Tronox Founding Transaction”). As a result of the Tronox Founding Transaction, Tronox Incorporated’s former stockholders and Exxaro received approximately 61.8% and 38.2%, respectively, of Tronox’s total voting shares on a fully diluted basis (including the full exercise of all outstanding warrants for the Class A Shares) and 60.5% and 39.5%, respectively, on an as-issued basis.

As further discussed below, Exxaro may from time to time acquire Class A Shares. The source of funds for such purchases will be Exxaro’s working capital and cash on hand.

Item 4. Purpose of the Transaction

Exxaro entered into the Tronox Founding Transaction and agreed to acquire the Class B Shares based on its belief that the combination of Exxaro’s mineral sands operations with Tronox Incorporated’s existing businesses would be a successful venture and that Tronox’s shares represented an attractive investment opportunity for Exxaro.

From time to time, Exxaro intends to purchase Class A Shares, or interests in Class A Shares, through open market purchases, privately negotiated transactions, block trades, derivative securities or otherwise, subject to compliance with applicable United States and Australian laws and regulations and the contractual restrictions agreed to by Exxaro. In the Shareholder’s Deed which Exxaro entered into with Tronox on June 15, 2012 (the “Shareholder’s Deed”), Exxaro agreed to certain governance provisions with respect to its ownership of the Class B Shares and the election of Tronox directors. The Shareholder’s Deed also imposes a standstill undertaking on Exxaro which limits Exxaro purchases of Class A Shares, or interests in Class A Shares, to 45% of Tronox’s total voting shares through June 15, 2015. In addition, Tronox’s Constitution and the Shareholder’s Deed restrict Exxaro’s ability to acquire control of Tronox at any time. A description of the governance provisions, Exxaro’s standstill undertaking and the control restrictions in Tronox’s Constitution and the Shareholder’s Deed are described in Tronox’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”). Tronox’s Constitution and the Shareholder’s Deed, which were filed as exhibits to Tronox’s Current Report on Form 8-K filed with the Commission on June 20, 2012, are incorporated herein by reference in their entirety. Exxaro intends to comply with all applicable contractual and regulatory restrictions in respect of any purchases of Tronox securities.

As explained in Tronox’s Registration Statement on Form S-4, subject to certain exceptions, the Australian Corporations Act and Tronox’s Constitution prohibit acquisitions of interests in Tronox voting shares where, as a result of the acquisition, the acquirer’s or someone else’s “voting power” (a term which the Australian Corporations Act broadly defines to include control by persons or their associates over the voting or disposal of voting shares) increases to more than 20% or from a starting point that is above 20% and below 90%. The Australian Corporations Act provides a number of exceptions to the prohibition, the most important of which permit: (i) acquisitions under a formal takeover bid made in accordance with the Australian Corporations Act in which all shareholders can participate; (ii) acquisitions resulting from a court-approved scheme of arrangement; (iii) acquisitions made with specified shareholder approvals (excluding votes cast by the parties to the transaction or their associates); and (iv) acquisitions by a person if, throughout the six months before the acquisition that person, or any other person, has had “voting power” of at least 19% and, as a result of the acquisition, none of those persons would have “voting power” which is more than 3% higher than they had during the six months prior to the acquisition. Until the Tronox Founding Transaction was completed, Tronox Incorporated was an associate of Exxaro for purposes of determining “voting power” under the Australian Corporations Act. Consequently, Exxaro’s “voting power” during the six month period prior to the Tronox Founding Transaction’s completion included Tronox voting shares held by Tronox Incorporated, making Exxaro’s purchases of Tronox voting shares during the six month period after the Tronox Founding Transaction’s completion subject to the exception in item (iv) above permitting Exxaro to acquire Tronox voting shares.

Exxaro intends to review its investment in Tronox on a continuing basis. Subject to compliance with (or valid waiver of) the governance provisions, contractual undertakings and regulatory restrictions described above and depending on various factors including, without limitation, Tronox’s financial position and strategic direction, overall market conditions, other investment opportunities available to Exxaro, and the availability of Class A Shares at prices that would make the purchase or sale of such shares, or interests in such shares, desirable, Exxaro may endeavor to increase or decrease its ownership position in Tronox through, among other things, the purchase or sale of Class A Shares or securities representing an interest in Class A Shares on such terms and at such times as Exxaro may deem advisable. Exxaro also may in the future have discussions with Tronox’s management, its board of directors, shareholders and other parties relating to Tronox’s business strategy, corporate and asset structure, capitalization, governance and related matters. In addition, in order to maximize the value of its investment in Tronox, Exxaro may, from time to time, consider, evaluate or propose various other possible transactions involving Tronox and/or its subsidiaries or affiliates, which could include, among other things:

(i) the possible acquisition or disposition of debt securities or other debt instruments of third parties, in each case, that are secured by, convertible into or exchangeable for securities of Tronox, and the enforcement of any such security interest or the exercise of any such exchange or conversion right;

(ii) the possible disposition or exchange of any securities of Tronox owned by Exxaro;

(iii) entering into and unwinding derivative transactions with respect to Tronox securities; and

(iv) possible extraordinary corporate transactions (such as a merger, consolidation, reorganization or restructuring) involving Tronox or any of its subsidiaries.

Exxaro may at any time, subject to applicable contractual or regulatory restrictions, change its intention with respect to any and all matters referred to above or subparagraphs (a)-(j) of Item 4 of Schedule 13D. Exxaro may also, from time to time, formulate other plans or proposals regarding Tronox or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting Tronox, the general business and future prospects of Tronox, tax considerations, or other factors.

Exxaro has no present plan or proposal that would relate to or result in any of the matters set forth in items (i)-(iv) above or subparagraphs (b)-(j) of Item 4 of Schedule 13D, except as otherwise permitted in the Shareholder’s Deed, but Exxaro will review this position on a continuing basis. Further, Exxaro has no present plan to dispose of any of its Class B Shares.

Item 5. Interest in Securities of the Issuer

(a)-(b)

In addition to the governance provisions with respect to Exxaro’s ownership of Tronox securities and the election of Tronox directors in Tronox’s Constitution, Exxaro’s standstill undertaking in the Shareholder’s Deed and the control restrictions in Tronox’s Constitution and the Shareholder’s Deed, all of which are described in Tronox’s Registration Statement on Form S-4 filed with the Commission, Exxaro may, from time to time, formulate other plans or proposals regarding Tronox or its securities in support of these goals to the extent deemed advisable in light of market conditions, subsequent developments affecting Tronox, the general business and future prospects of Tronox or other factors, or enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of Tronox, which transactions may be significant in amount.

Exxaro does not beneficially own any Class A Shares. Exxaro directly owns 9,950,856 Class B Shares, representing 100% of the outstanding Class B Shares and approximately 38.2% of Tronox’s voting securities on a fully diluted basis (including the full exercise of all outstanding warrants for the Class A Shares). To the best of Exxaro’s knowledge, none of the persons identified in Item 2 of this Statement is, or may be deemed to be, the beneficial owner of any Tronox securities.

Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission that Exxaro is the beneficial owner of any Tronox securities (other than as described in this Item 5) for the purposes of Section 13(d) of the Exchange Act, or for any other purposes, and any such beneficial ownership is expressly disclaimed.

(c) Except for the transactions described in this Statement, Exxaro or, to the best of its knowledge, none of the persons identified in Item 2 of this Statement, has engaged in any transactions in Tronox securities during the past 60 days.

(d) To the best of its knowledge, no person other than Exxaro has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares owned by Exxaro.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except for the Shareholder’s Deed, Exxaro and, to the best of its knowledge, the persons identified in Item 2 of this Statement, have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Tronox securities, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Constitution of Tronox Limited (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Tronox with the Commission on June 20, 2012).

Shareholder’s Deed between Tronox, Exxaro, and Tom Casey, in his capacity as a holder of Class A Shares, dated June 15, 2012 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Tronox with the Commission on June 20, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: June 25, 2012

EXXARO RESOURCES LIMITED

By:	/s/ WA de Klerk
Name:	WA de Klerk
Title:	Finance Director